FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F ____                                 Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

      Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated April 20, 2009 entitled, "CN reports Q1-2009 net income of C$424 million, or C$0.90 per diluted share, compared with net income of C$311 million or C$0.64 per share in 2008".

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q1-2009 net income of C$424 million,
or C$0.90 per diluted share, compared with net income
of C$311 million or C$0.64 per share in 2008

MONTREAL, April 20, 2009 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2009.

First-quarter 2009 highlights

•	Net income was C$424 million, or C$0.90 per diluted share, including three items that generated net positive earnings of C$122 million (C$0.26 per diluted share).
•	Revenues declined four per cent from year-earlier levels to C$1,859 million as a tough economic environment caused carloadings to fall by 16 per cent.
•	Operating expenses declined two per cent to C$1,378 million, driven by lower fuel prices and management’s quick response to lower workload.
•	Operating income declined eight per cent to C$481 million, while the operating ratio increased 1.2 points to 74.1 per cent.
•	Free cash flow increased to C$207 million from C$61 million generated in the comparable quarter of 2008. (1)

CN’s first-quarter 2009 net income of C$424 million, or C$0.90 per diluted share, included:

•	A gain of C$157 million, or C$135 million after-tax (C$0.29 per diluted share), from the sale of a railway corridor to GO Transit in Toronto.
•
Expense of C$46 million, or C$28 million after-tax (C$0.06 per diluted share), related to CN’s acquisition of the principal rail lines of the Elgin, Joliet & Eastern Railway Company (EJ&E), which closed on Jan. 31, 2009; recorded pursuant to the adoption of a new accounting policy for business combinations that became effective Jan. 1, 2009.

•	A deferred income tax recovery of C$15 million (C$0.03 per diluted share) resulting from the enactment of lower provincial corporate income tax rates in Canada.

Excluding these items, adjusted first-quarter 2009 net income was C$302 million, or C$0.64 per diluted share. (1)

The strengthening of the U.S. dollar affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, increasing first-quarter 2009 net income by approximately C$30 million, or C$0.06 per diluted share.

Net income for first-quarter 2008, which was also adversely affected by severe weather conditions, was C$311 million, or C$0.64 per diluted share, including a deferred income tax recovery of C$11 million (C$0.02 per diluted share) resulting from net capital losses arising from the reorganization of a subsidiary. Excluding that item, adjusted first-quarter 2008 net income was C$300 million, or C$0.62 per diluted share. (1)

E. Hunter Harrison, president and chief executive officer, said: “Economic conditions during the first quarter of 2009 were challenging. Our traffic declined sharply as production cuts and reduced imports and exports coursed through the North American and global economies. But we responded quickly to the downturn, using the discipline of our Precision Railroading model to reduce expenses while maintaining quality service. Among other measures, we reduced train starts and cut discretionary expenditures.

“Amid these challenges, the weakening of the Canadian dollar vis a vis the U.S. dollar was a shock absorber, and we remained focused on generating increased shareholder value through the sale of our Weston subdivision in Toronto.

“While economic conditions remain uncertain for the foreseeable future, CN is focused on growth opportunities that extend beyond the business cycle and on continuing to deliver value to our customers.

“At the same time we are investing in the future. I am particularly proud that we completed the acquisition of the EJ&E during the quarter. The route-around-Chicago represented by the EJ&E, and the upgrades we plan for the line in the next three years, will pay dividends to CN in the years ahead through faster transit times, improved productivity and better service to customers.”

Quarterly revenues, traffic volumes and expenses

The four per cent decline in CN’s first-quarter 2009 revenues was mainly due to significantly lower volumes in almost all markets as a result of current economic conditions in the North American and global economies, as well as a lower fuel surcharge resulting from year-over-year decreases in applicable fuel prices and reduced volumes. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues, freight rate increases, and a positive change in traffic mix.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, decreased 14 per cent from the same quarter of 2008.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on a movement of a ton of freight over one mile, increased by 12 per cent from the same quarter of 2008, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge.

First-quarter carloadings declined 16 per cent to 954 thousand from 1,132 thousand in the year-earlier period.

The two per cent decline in operating expenses was mainly due to lower fuel costs and labor and fringe benefits expense that were partly offset by the negative translation impact of the weaker Canadian dollar on U.S. dollar-denominated expenses, as well as by higher casualty and other expense mainly due to EJ&E acquisition-related costs.

(1) Please see discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

Forward-Looking Statements
This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, including the current deep recession in the North American economy and the possibility of a global economic contraction in 2009, industry competition, inflation, currency fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended
	March 31

	2009	2008
	(Unaudited)
Revenues	$1,859	$1,927

Operating expenses
Labor and fringe benefits	454	461
Purchased services and material	291	285
Fuel	182	310
Depreciation and amortization	203	175
Equipment rents	82	64
Casualty and other	166	109
Total operating expenses	1,378	1,404

Operating income	481	523

Interest expense	(112)	(86)
Other income (loss) (Note 3)	161	(6)
Income before income taxes	530	431

Income tax expense	(106)	(120)
Net income	$424	$311

Earnings per share (Note 9)
Basic	$0.91	$0.64
Diluted	$0.90	$0.64

Weighted-average number of shares
Basic	468.3	482.8
Diluted	472.3	488.6
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	March 31	December 31	March 31
	2009	2008	2008
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$349	$413	$334
Accounts receivable (Note 4)	940	913	621
Material and supplies	273	200	212
Deferred income taxes	77	98	67
Other	138	132	111
	1,777	1,756	1,345

Properties	23,947	23,203	20,754
Intangible and other assets	1,787	1,761	2,065

Total assets	$27,511	$26,720	$24,164

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,280	$1,386	$1,333
Current portion of long-term debt (Note 4)	527	506	269
	1,807	1,892	1,602

Deferred income taxes	5,594	5,511	5,021
Other liabilities and deferred credits	1,371	1,353	1,404
Long-term debt (Note 4)	7,836	7,405	6,064

Shareholders' equity:
Common shares	4,188	4,179	4,241
Accumulated other comprehensive income (loss)	(126)	(155)	9
Retained earnings	6,841	6,535	5,823
	10,903	10,559	10,073

Total liabilities and shareholders' equity	$27,511	$26,720	$24,164
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2009	2008
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,179	$4,283
Stock options exercised and other	9	23
Share repurchase programs (Note 4)	-	(65)
Balance, end of period	$4,188	$4,241

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(155)	$(31)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	251	187
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(258)	(182)
Pension and other postretirement benefit plans:
Amortization of net actuarial gain included in net
periodic benefit cost	-	(1)
Amortization of prior service cost included in net
periodic benefit cost	1	6
Other comprehensive income (loss) before income taxes	(6)	10
Income tax recovery	35	30
Other comprehensive income	29	40
Balance, end of period	$(126)	$9

Retained earnings
Balance, beginning of period	$6,535	$5,925
Net income	424	311
Share repurchase programs	-	(302)
Dividends	(118)	(111)
Balance, end of period	$6,841	$5,823
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three months ended March 31, 2009, the Company issued 0.2 million common shares as a result of stock options exercised. At March 31, 2009, the Company had 468.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2009	2008
	(Unaudited)
Operating activities
Net income	$424	$311
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	203	175
Deferred income taxes	10	25
Gain on disposal of property (Note 3)	(157)	-
Other changes in:
Accounts receivable	1	(235)
Material and supplies	(53)	(48)
Accounts payable and other	(132)	(59)
Other current assets	36	29
Other	(14)	(33)
Cash provided from operating activities	318	165

Investing activities
Property additions	(187)	(177)
Acquisitions, net of cash acquired (Note 3)	(373)	-
Disposal of property (Note 3)	110	-
Other, net	4	11
Cash used by investing activities	(446)	(166)

Financing activities
Issuance of long-term debt	1,440	1,055
Reduction of long-term debt	(1,272)	(580)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized	2	18
Repurchase of common shares	-	(367)
Dividends paid	(118)	(111)
Cash provided from financing activities	52	15
Effect of foreign exchange fluctuations on U.S. dollar-
denominated cash and cash equivalents	12	10
Net increase (decrease) in cash and cash equivalents	(64)	24
Cash and cash equivalents, beginning of period	413	310
Cash and cash equivalents, end of period	$349	$334

Supplemental cash flow information
Net cash receipts from customers and other	$1,904	$1,748
Net cash payments for:
Employee services, suppliers and other expenses	(1,362)	(1,339)
Interest	(106)	(100)
Workforce reductions	(4)	(6)
Personal injury and other claims	(30)	(26)
Pensions	-	(22)
Income taxes	(84)	(90)
Cash provided from operating activities	$318	$165
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2009, December 31, 2008, and March 31, 2008, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2009 and 2008.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2008 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Accounting change. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Accounting change

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141 (R), “Business Combinations,” which became effective for acquisitions with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Until December 31, 2008, the Company was subject to the requirements of SFAS No. 141, “Business Combinations,” which required that acquisition-related costs be included as part of the purchase cost of an acquired business. As such, the Company had reported acquisition-related costs in Other current assets pending the closing of its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which had been subject to an extensive U.S. Surface Transportation Board (STB) approval process. On January 31, 2009, the Company completed its acquisition of the EJ&E and accounted for the acquisition under SFAS No. 141 (R).  The acquisition-related costs incurred to acquire the EJ&E of approximately $46 million, including costs to obtain regulatory approval, were expensed and reported in Casualty and other in the Consolidated Statement of Income for the three months ended March 31, 2009 pursuant to SFAS No. 141 (R) requirements. This change in accounting policy had the effect of decreasing net income by $28 million ($0.06 per basic or diluted earnings per share) and Other current assets by $46 million. This change had no effect on the Consolidated Statement of Cash Flows. Disclosures prescribed by SFAS No. 141 (R) are presented in Note 3 – Acquisition and disposal of property.

Note 3 - Acquisition and disposal of property

Acquisition of Elgin, Joliet and Eastern Railway Company
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E for a total cash consideration of U.S.$300 million (Cdn$373 million), paid with cash on hand. The EJ&E is a short-line railway previously owned by U.S. Steel Corporation (U.S. Steel) that operates over 198 miles of track and serves steel mills, petrochemical customers, utility plants and distribution centers in Illinois and Indiana, as well as connects with all the major railroads entering Chicago. Under the terms of the acquisition agreement, the Company acquired substantially all of the railroad operations of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.  The acquisition is expected to drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion in the Chicago area.
The Company and EJ&E had entered into the acquisition agreement on September 25, 2007, and the Company had filed an application for authorization of the transaction with the STB on October 30, 2007. Following an extensive regulatory approval process, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line, the STB approved the transaction on December 24, 2008. Over the next few years, the Company has committed to spend approximately U.S.$100 million for railroad infrastructure improvements and over U.S.$60 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional STB-imposed conditions that the Company has accepted with one

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

exception.  The Company has filed an appeal challenging the STB's condition requiring the installation of grade separations at two locations along the EJ&E at Company funding levels significantly beyond prior STB practice. Although the STB granted the Company’s application to acquire control of the EJ&E on December 24, 2008, challenges have since been made by certain communities as to the sufficiency of the STB’s EIS which, if successful, could result in reconsideration of the STB’s decision or further consideration of the environmental impact of the transaction. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them. The final outcome of such challenges cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
     The Company has accounted for the acquisition using the purchase method of accounting pursuant to SFAS No. 141 (R), “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $46 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the three months ended March 31, 2009 (see Note 2 - Accounting change).
     The following table summarizes the consideration paid for EJ&E and the estimated fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date. The Company has not finalized its valuation of such assets and liabilities. As such, the fair value is subject to change, although no material change is anticipated.

At January 31, 2009
(In U.S. millions)

Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$6
Other long-term assets	4
Property, plant and equipment	304
Current liabilities	(4)
Other long-term liabilities	(10)
Total identifiable net assets	$300

The amount of revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to March 31, 2009, were $14 million and $3 million, respectively. The Company has not provided supplemental pro forma information relating to the pre-acquisition period as it was not considered material to the results of operations of the Company.

Disposal of Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $110 million before transaction costs, with a balance on sale of about $50 million to be placed in escrow on the Company’s behalf and released in accordance with the terms of the agreement but no later than December 31, 2009. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at the current level of operating activity. The transaction resulted in a gain on disposition of $157 million ($135 million after-tax), including amounts related to the real estate as well as the retention of trackage and other rights. The Company accounted for the transaction in Other income (loss) under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Financing activities

Shelf prospectus and registration statement
In February 2009, the Company issued U.S.$550 million (Cdn$684 million) of 5.55% Notes due 2019.  The debt offering was made under the Company’s currently effective shelf prospectus and registration statement, filed by the Company in December 2007.  Accordingly, the amount registered for offering under the shelf prospectus and registration statement has been reduced to U.S.$1.3 billion. The Company used the net proceeds of U.S.$540 million (Cdn$672 million) from the offering to repay a portion of its outstanding commercial paper and to reduce a portion of its accounts receivable securitization program.

Revolving credit facility
As at March 31, 2009, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility, expiring in October 2011, of $193 million ($181 million as at December 31, 2008).  The Company also had total borrowings under its commercial paper program of $166 million, of which $155 million was denominated in Canadian dollars and $11 million was denominated in U.S. dollars (U.S.$9 million).  The weighted-average interest rate on these borrowings was 1.24%.  As at December 31, 2008, total borrowings under the Company’s commercial paper program were $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in U.S. dollars (U.S.$303 million).  The weighted-average interest rate on these borrowings was 2.42%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.
During the first quarter of 2009, proceeds from collections reinvested in the securitization program were approximately $132 million and purchases of previously transferred accounts receivable were approximately $4 million.  At March 31, 2009, the servicing asset and liability were not significant.  Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
As at March 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million under this program ($71 million at December 31, 2008), and recorded retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2008).  The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Share repurchase program
During the first quarter of 2009, the Company did not repurchase any common shares under its current 25.0 million share repurchase program.
The Company has repurchased a total of 6.1 million common shares since July 2008, the inception of the program, for $331 million, at a weighted-average price of $54.42 per share.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the plans is provided in Note 11 – Stock plans, to the Company’s 2008 Annual Consolidated Financial Statements. For the three months ended March 31, 2009 and 2008, the Company recorded total compensation expense for awards under all plans of $15 million and $28 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the three months ended March 31, 2009 and 2008 was $4 million and $7 million, respectively.

Cash settled awards
Following approval by the Board of Directors in January 2009, the Company granted 0.8 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price.  The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period.  As at March 31, 2009, 0.2 million RSUs remained authorized for future issuance under this plan.

The following table provides the 2009 activity for all cash settled awards:

	RSUs			Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2008	1.3	0.9	(1)	0.1	1.8
Granted	0.8	-		-	-
Transferred into plan	-	-		-	0.1
Payout	-	(0.9)		-	(0.1)
Outstanding at March 31, 2009	2.1	-		0.1	1.8
(1) Includes 0.1 million of 2004 time-vested RSUs.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		RSUs (1)				Vision (1)	VIDP (2)	Total
							2003
Year of grant	2009	2008	2007	2006	2004	2005	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Three months ended March 31, 2009	$9	$1	$-	$(2)	N/A	N/A	$-	$8
Three months ended March 31, 2008	N/A	$7	$2	$4	$1	$3	$6	$23

Liability outstanding
March 31, 2009	$9	$9	$9	$-	$-	N/A	$88	$115
December 31, 2008	N/A	$8	$9	$53	$3	$-	$88	$161

Fair value per unit
March 31, 2009 ($)	$25.44	$21.20	$16.61	N/A	N/A	N/A	$45.20	N/A

Fair value of awards vested during period
Three months ended March 31, 2009	$-	$-	$-	N/A	N/A	N/A	$1	$1
Three months ended March 31, 2008	N/A	$-	$-	$-	$-	$-	$1	$1

Nonvested awards at March 31, 2009
Unrecognized compensation cost	$10	$4	$2	N/A	N/A	N/A	$3	$19
Remaining recognition period (years)	2.75	1.75	0.75	N/A	N/A	N/A	3.75	N/A

Assumptions (3)
Stock price ($)	$45.20	$45.20	$45.20	N/A	N/A	N/A	$45.20	N/A
Expected stock price volatility (4)	29%	32%	37%	N/A	N/A	N/A	N/A	N/A
Expected term (years) (5)	2.75	1.75	0.75	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (6)	1.28%	0.95%	0.53%	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (7)	$1.01	$1.01	$1.01	N/A	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at March 31, 2009.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2009, the Company granted 1.2 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant.  The options are exercisable during a period not exceeding 10 years.  The right to exercise options generally accrues over a period of four years of continuous employment.  Options are not generally exercisable during the first 12 months after the date of grant.  At March 31, 2009, 12.3 million common shares remained authorized for future issuances under this plan.  The total number of options outstanding at March 31, 2009, including conventional, performance and performance-accelerated options, was 10.9 million, 0.1 million and 3.2 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2009.  The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on March 31, 2009 at the Company’s closing stock price of $45.20.

	Options outstanding
		Weighted-
	Number	average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2008(1)	13.2	$29.05
Granted	1.2	$41.92
Exercised	(0.2)	$16.45
Outstanding at March 31, 2009 (1)	14.2	$30.67	4.6	$233
Exercisable at March 31, 2009 (1)	11.6	$26.51	3.7	$230

(1)		Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2009	$5	$-	$1	$1	$-	$7
Three months ended March 31, 2008	N/A	$3	$1	$-	$1	$5

Fair value per unit
At grant date ($)	$12.51	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during period
Three months ended March 31, 2009	$-	$3	$3	$3	$3	$12
Three months ended March 31, 2008	N/A	$-	$3	$3	$3	$9

Nonvested awards at March 31, 2009
Unrecognized compensation cost	$9	$4	$2	$1	$-	$16
Remaining recognition period (years)	3.8	2.8	1.8	0.8	-	N/A

Assumptions
Grant price ($)	$41.92	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	1.95%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5) Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Pensions and other postretirement benefits

For the three months ended March 31, 2009 and 2008, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended
	March 31
In millions	2009	2008
Service cost	$22	$35
Interest cost	222	200
Expected return on plan assets	(252)	(251)
Amortization of prior service cost	-	5
Recognized net actuarial loss	1	-
Net periodic benefit income	$(7)	$(11)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended
	March 31
In millions	2009	2008
Service cost	$1	$1
Interest cost	4	4
Curtailment gain	(3)	(2)
Amortization of prior service cost	1	1
Recognized net actuarial gain	(1)	(1)
Net periodic benefit cost	$2	$3

In 2009, the Company expects to make total contributions of approximately $130 million for all its defined benefit plans.

Note 7 – Income taxes

In the first quarter of 2009, the Company recorded a deferred income tax recovery of $15 million in the Consolidated Statement of Income resulting from the enactment of lower provincial corporate income tax rates.

In the first quarter of 2008, the Company recorded a deferred income tax recovery of $11 million in the Consolidated Statement of Income that resulted from net capital losses arising from the reorganization of a subsidiary.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 - Major commitments and contingencies

A. Commitments
As at March 31, 2009, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $917 million ($1,006 million at December 31, 2008).  The Company also has agreements with fuel suppliers to purchase approximately 85% of the estimated remaining 2009 volume, 50% of its anticipated 2010 volume, and 18% of its anticipated 2011 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
The Company becomes involved, from time to time, in various legal actions, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry.  With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.  A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims and non-occupational disease claims.  On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2009, the Company had aggregate reserves for personal injury and other claims of $461 million, of which $121 million was recorded as a current liability ($454 million, of which $118 million was recorded as a current liability at December 31, 2008).  Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2009, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Known existing environmental concerns
The Company has identified approximately 340 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws.  CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct.  The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability.  As a result, a liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.  Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted, is recorded net of potential and actual insurance recoveries, and includes costs for remediation and restoration of sites, as well as significant monitoring costs.  Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates.
As at March 31, 2009, the Company had aggregate accruals for environmental costs of $125 million, of which $32 million was recorded as a current liability ($125 million, of which $30 million was recorded as a current liability as at December 31, 2008). Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environment liabilities that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination remediation will be accrued in the period in which they become probable and reasonably estimable.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified.  In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2009 and 2020, for the benefit of the lessor.  If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall.  At March 31, 2009, the maximum exposure in respect of these guarantees was $245 million.  There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations.  As at March 31, 2009, the maximum potential liability under these guarantees was $466 million, of which $409 million was for workers’ compensation and other employee benefits and $57 million was for equipment under leases and other. During 2009, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at March 31, 2009, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2009 and 2012.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others.  Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty.  As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded.  There are no recourse provisions to recover any amounts from third parties.

Note 9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended
	March 31
In millions, except per share data	2009	2008

Net income	$424	$311

Weighted-average shares outstanding	468.3	482.8
Effect of stock options	4.0	5.8
Weighted-average diluted shares outstanding	472.3	488.6

Basic earnings per share	$0.91	$0.64
Diluted earnings per share	$0.90	$0.64

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 1.1 million for the three months ended March 31, 2009, and 0.2 million for the corresponding period in 2008.

Note 10 – Comparative figures

Certain figures, previously reported in 2008, have been reclassified to conform with the basis of presentation adopted in 2009.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended
	March 31
	2009	2008
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,696	1,760
Gross ton miles (GTM) (millions)	73,557	84,327
Revenue ton miles (RTM) (millions)	38,691	44,959
Carloads (thousands)	954	1,132
Route miles (includes Canada and the U.S.)	21,104	20,421
Employees (end of period)	22,083	22,703
Employees (average for the period)	22,260	22,636

Productivity

Operating ratio (%)	74.1	72.9
Rail freight revenue per RTM (cents)	4.38	3.91
Rail freight revenue per carload ($)	1,778	1,555
Operating expenses per GTM (cents)	1.87	1.66
Labor and fringe benefits expense per GTM (cents)	0.62	0.55
GTMs per average number of employees (thousands)	3,304	3,725
Diesel fuel consumed (U.S. gallons in millions)	85	99
Average fuel price ($/U.S. gallon)	1.98	3.02
GTMs per U.S. gallon of fuel consumed	865	852

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.29	2.11
Accident rate per million train miles (2)	2.13	2.66

Financial ratio

Debt to total capitalization ratio (% at end of period)	43.4	38.6
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31
			Variance
	2009	2008	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	340	319	7%
Metals and minerals	198	205	(3%)
Forest products	302	330	(8%)
Coal	103	99	4%
Grain and fertilizers	357	340	5%
Intermodal	319	351	(9%)
Automotive	77	116	(34%)
Total rail freight revenue	1,696	1,760	(4%)
Other revenues	163	167	(2%)
Total revenues	1,859	1,927	(4%)

Revenue ton miles (millions)
Petroleum and chemicals	7,527	8,426	(11%)
Metals and minerals	3,252	4,091	(21%)
Forest products	6,614	8,458	(22%)
Coal	2,841	3,392	(16%)
Grain and fertilizers	10,558	11,829	(11%)
Intermodal	7,476	8,089	(8%)
Automotive	423	674	(37%)
	38,691	44,959	(14%)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.38	3.91	12%
Commodity groups:
Petroleum and chemicals	4.52	3.79	19%
Metals and minerals	6.09	5.01	22%
Forest products	4.57	3.90	17%
Coal	3.63	2.92	24%
Grain and fertilizers	3.38	2.87	18%
Intermodal	4.27	4.34	(2%)
Automotive	18.20	17.21	6%

Carloads (thousands)
Petroleum and chemicals	128	145	(12%)
Metals and minerals	180	238	(24%)
Forest products	100	127	(21%)
Coal	90	87	3%
Grain and fertilizers	132	151	(13%)
Intermodal	292	327	(11%)
Automotive	32	57	(44%)
	954	1,132	(16%)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,778	1,555	14%
Commodity groups:
Petroleum and chemicals	2,656	2,200	21%
Metals and minerals	1,100	861	28%
Forest products	3,020	2,598	16%
Coal	1,144	1,138	1%
Grain and fertilizers	2,705	2,252	20%
Intermodal	1,092	1,073	2%
Automotive	2,406	2,035	18%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

During the three months ended March 31, 2009, the Company reported adjusted net income of $302 million, or $0.64 per diluted share. The adjusted figures exclude the EJ&E acquisition-related costs of $46 million or $28 million after-tax ($0.06 per diluted share), the gain on sale of the Weston subdivision of $157 million or $135 million after-tax ($0.29 per diluted share) and a deferred income tax recovery of $15 million ($0.03 per diluted share) resulting from the enactment of lower provincial corporate income tax rates. During the three months ended March 31, 2008, the Company reported adjusted net income of $300 million, or $0.62 per diluted share. The adjusted figures exclude a deferred income tax recovery of $11 million ($0.02 per diluted share) that resulted from net capital losses arising from the reorganization of a subsidiary.
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2009 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2009 and 2008, to the adjusted performance measures presented herein.

	Three months ended			Three months ended
	March 31, 2009			March 31, 2008

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$1,859	$-	$1,859	$1,927	$-	$1,927
Operating expenses	1,378	(46)	1,332	1,404	-	1,404
Operating income	481	46	527	523	-	523
Interest expense	(112)	-	(112)	(86)	-	(86)
Other income (loss)	161	(157)	4	(6)	-	(6)
Income before income taxes	530	(111)	419	431	-	431
Income tax expense	(106)	(11)	(117)	(120)	(11)	(131)
Net income	$424	$(122)	$302	$311	$(11)	$300
Operating ratio	74.1%		71.7%	72.9%		72.9%

Basic earnings per share	$0.91	$(0.26)	$0.65	$0.64	$(0.02)	$0.62
Diluted earnings per share	$0.90	$(0.26)	$0.64	$0.64	$(0.02)	$0.62

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $207 million of free cash flow for the quarter ended March 31, 2009 compared to $61 million for the same period in 2008. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

	Three months ended
	March 31
In millions	2009	2008

Cash provided from operating activities	$318	$165
Cash used by investing activities	(446)	(166)
Cash used before financing activities	(128)	(1)

Adjustments:
Change in accounts receivable securitization	68	163
Dividends paid	(118)	(111)
Acquisition of EJ&E	373	-
Effect of foreign exchange fluctuations on U.S. dollar-denominated
cash and cash equivalents	12	10
Free cash flow	$207	$61

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 20, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel